      As filed with the Securities and Exchange Commission on May 31, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   ----------

                              BUSINESS OBJECTS S.A.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                   ----------

                              BUSINESS OBJECTS S.A.
                        (NAME OF FILING PERSON (OFFEROR))

Options Granted on or after January 1, 2000 Under the Business Objects S.A. 1999
  Stock Option Plan, as amended, to subscribe to or purchase Ordinary Shares, nominal value 0.10 euro per share, Held by Certain Option Holders
                         (Title of Class of Securities)

                                   1232 8X 107
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                                   ----------

                           CLIFTON THOMAS WEATHERFORD
                             CHIEF FINANCIAL OFFICER
                                BUSINESS OBJECTS
                              3030 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 953-6000
 (Name, address, including zip code, and telephone number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             STEVEN V. BERNARD, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300


                            CALCULATION OF FILING FEE
================================================================================
          TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
               $86,825,398                                  $17,365
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to subscribe to or purchase 2,836,366 ordinary shares of Business Objects S.A. having an aggregate value of $86,825,398 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:         Not applicable.
        Form or Registration No.:       Not applicable.
        Filing party:                   Not applicable.
        Date filed:                     Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [ ] going-private transaction subject to Rule 13e-3.
       [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Business Objects S.A. (the "Company") with the Securities and Exchange Commission on May 16, 2001 (the "Schedule TO") relating to an offer by the Company to grant its eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after January 1, 2000 under the Company's 1999 Stock Option Plan, as amended (the "Plan") for new options to subscribe to or purchase Ordinary Shares, nominal value 0.10 euro per share, upon the terms and conditions described in the Offer to Grant dated May 16, 2001, the related email to eligible employees, the election form and the notice of withdrawal (which together, as they may be amended from time to time constitute the "offer").

        This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Grant, the related email to eligible employees, the election form and the notice of withdrawal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B),
(a)(1)(C) and (a)(1)(D), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided below.

ITEM 12 EXHIBITS.

        The first paragraph under the caption "Participation in the offer will make you ineligible to receive any option grants until on or about December 18, 2001 at the earliest" in the section entitled "Certain Risks of Participating in the Offer -- Economic Risks " of the Offer to Grant, dated May 16, 2001 attached to the Schedule TO as Exhibit (a)(1)(A) thereto is hereby amended and supplemented to add the following text immediately after such paragraph:

        "Please note that in addition, French law prohibits the granting of options for a period of time before or after we publicly disclose material information. Subject to this law, the board of directors intends to meet on December 18, 2001 to grant new options to each eligible employee who has properly renounced his or her right to the benefit of his or her eligible options. Were we to publicly disclose material information, the board of directors would be required to delay for the applicable period the granting of the new options."



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

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 31, 2001                  BUSINESS OBJECTS S.A.

                                     By: /s/ Bernard Liautaud
                                        ----------------------------------------
                                        Name: Bernard Liautaud
                                        Title: Chairman, President and Chief
                                               Executive Office



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

                                  EXHIBIT INDEX

        (a) (1) (A)   Offer to Grant, dated May 16, 2001 *

        (a) (1) (B)   Form of email sent to Eligible Employees on May 16, 2001 *

        (a) (1) (C)   Form of Election Form *

        (a) (1) (D)   Form of Notice of Withdrawal *

        (a) (1) (E)   Form of Joint Election to Transfer the National Insurance
                      Liability - Employees of the U.K. *

        (a) (1) (F)   Business Objects S.A. 1999 Plan Prospectus *

        (b)           Not applicable

        (d) (1) Business Objects S.A. 1999 Stock Option Plan, as amended as of March 30, 2001 *

        (d) (2)       Form of Option Agreement pursuant to the Business Objects
                      S.A. 1999 Stock Option Plan *

        (d) (3)       Rules of the Business Objects S.A. Approved Stock Option
                      Plan *

        (d) (4)       Form of Approved Option agreement under the Business
                      Objects S.A. Approved Stock Option Plan *

        (d) (5)       Addendum 2001 to Business Objects S.A. 1999 Stock *
                      Option Agreement - Employees of The Netherlands *

        (g)           Not applicable

        (h)           Not applicable

        * Previously filed.



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